UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates

(Title of Class of Securities)

882610108

(CUSIP Number)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,750,858

8. Shared Voting Power

9. Sole Dispositive Power
1,750,858

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,750,858
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
22.6
14. Type of Reporting Person
IA

This Amendment No. 7 to the Schedule 13D (this "Amendment No. 7") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 6 filed on August 1, 2019 (the "Schedule 13D 6" and, together with this Amendment No. 7, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 7 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

This Amendment No. 7 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

On February 20, 2020, certain of the Reporting Persons entered into an amendment (the "Amendment") to the Settlement Agreement pursuant to which the Decision Period (as defined in the Settlement Agreement) was extended through March 6, 2020.

The foregoing description of the Amendment is qualified by the full text of such agreement, which is attached hereto as Exhibit 7 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 7 are calculated based upon the 7,756,156 Shares outstanding as of October 31, 2019, as reported in TPL's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed by TPL with the SEC on November 7, 2019.

As a result of the Cooperation Agreement, Horizon, the SoftVest Reporting Persons and Tessler Reporting Persons may be deemed to have formed a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Shares reported in this Schedule 13D do not include security interests owned by SoftVest Reporting Persons and Tessler Reporting Persons who have filed a separate Schedule 13D.  Horizon assumes no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 23,303 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	12/23/19	Buy	1,169	783.69
Horizon Kinetics Asset Management LLC	12/23/19	Sale	1,200	783.70
Horizon Kinetics Asset Management LLC	12/24/19	Buy	170	794.95
Horizon Kinetics Asset Management LLC	12/24/19	Sale	228	788.81
Horizon Kinetics Asset Management LLC	12/26/19	Buy	1,170	785.22
Horizon Kinetics Asset Management LLC	12/26/19	Sale	1,481	781.21
Horizon Kinetics Asset Management LLC	12/27/19	Buy	1,301	795.04
Horizon Kinetics Asset Management LLC	12/27/19	Sale	1,321	794.76
Horizon Kinetics Asset Management LLC	12/30/19	Buy	214	788.34
Horizon Kinetics Asset Management LLC	12/30/19	Sale	218	787.86
Horizon Kinetics Asset Management LLC	12/31/19	Buy	444	781.22
Horizon Kinetics Asset Management LLC	12/31/19	Sale	448	781.22
Horizon Kinetics Asset Management LLC	1/2/2020	Buy	38	784.09
Horizon Kinetics Asset Management LLC	1/2/2020	Sale	215	772.69
Horizon Kinetics Asset Management LLC	1/3/2020	Buy	35	791.55
Horizon Kinetics Asset Management LLC	1/3/2020	Sale	175	787.03
Horizon Kinetics Asset Management LLC	1/6/2020	Buy	51	803.94

Horizon Kinetics Asset Management LLC	1/6/2020	Sale	175	801.35
Horizon Kinetics Asset Management LLC	1/7/2020	Buy	52	804.64
Horizon Kinetics Asset Management LLC	1/7/2020	Sale	545	799.82
Horizon Kinetics Asset Management LLC	1/8/2020	Buy	2,087	819.36
Horizon Kinetics Asset Management LLC	1/8/2020	Sale	2,249	818.56
Horizon Kinetics Asset Management LLC	1/9/2020	Buy	336	813.35
Horizon Kinetics Asset Management LLC	1/9/2020	Sale	873	819.02
Horizon Kinetics Asset Management LLC	1/10/2020	Buy	256	808.52
Horizon Kinetics Asset Management LLC	1/10/2020	Sale	403	804.40
Horizon Kinetics Asset Management LLC	1/13/2020	Buy	251	804.62
Horizon Kinetics Asset Management LLC	1/13/2020	Sale	387	801.31
Horizon Kinetics Asset Management LLC	1/14/2020	Buy	317	799.24
Horizon Kinetics Asset Management LLC	1/14/2020	Sale	409	799.70
Horizon Kinetics Asset Management LLC	1/15/2020	Buy	300	795.92
Horizon Kinetics Asset Management LLC	1/15/2020	Sale	708	798.91
Horizon Kinetics Asset Management LLC	1/16/2020	Buy	238	794.90
Horizon Kinetics Asset Management LLC	1/16/2020	Sale	548	792.26

Horizon Kinetics Asset Management LLC	1/17/2020	Buy	259	792.86
Horizon Kinetics Asset Management LLC	1/17/2020	Sale	550	792.87
Horizon Kinetics Asset Management LLC	1/21/2020	Buy	229	781.94
Horizon Kinetics Asset Management LLC	1/21/2020	Sale	5,477	791.79
Horizon Kinetics Asset Management LLC	1/22/2020	Buy	242	766.80
Horizon Kinetics Asset Management LLC	1/22/2020	Sale	449	770.73
Horizon Kinetics Asset Management LLC	1/23/2020	Buy	308	757.54
Horizon Kinetics Asset Management LLC	1/23/2020	Sale	470	756.44
Horizon Kinetics Asset Management LLC	1/24/2020	Buy	244	751.31
Horizon Kinetics Asset Management LLC	1/24/2020	Sale	440	745.74
Horizon Kinetics Asset Management LLC	1/27/2020	Buy	235	735.13
Horizon Kinetics Asset Management LLC	1/27/2020	Sale	658	740.46
Horizon Kinetics Asset Management LLC	1/28/2020	Buy	229	745.55
Horizon Kinetics Asset Management LLC	1/28/2020	Sale	818	744.47
Horizon Kinetics Asset Management LLC	1/29/2020	Buy	303	742.00
Horizon Kinetics Asset Management LLC	1/29/2020	Sale	510	744.24
Horizon Kinetics Asset Management LLC	1/30/2020	Buy	283	726.50
Horizon Kinetics Asset Management LLC	1/30/2020	Sale	488	729.62

Horizon Kinetics Asset Management LLC	1/31/2020	Buy	234	755.71
Horizon Kinetics Asset Management LLC	1/31/2020	Sale	800	742.37
Horizon Kinetics Asset Management LLC	2/3/2020	Buy	329	750.00
Horizon Kinetics Asset Management LLC	2/3/2020	Sale	739	750.17
Horizon Kinetics Asset Management LLC	2/4/2020	Buy	229	780.04
Horizon Kinetics Asset Management LLC	2/4/2020	Sale	836	773.53
Horizon Kinetics Asset Management LLC	2/5/2020	Buy	229	801.07
Horizon Kinetics Asset Management LLC	2/5/2020	Sale	686	799.73
Horizon Kinetics Asset Management LLC	2/6/2020	Buy	52	804.12
Horizon Kinetics Asset Management LLC	2/6/2020	Sale	244	802.59
Horizon Kinetics Asset Management LLC	2/7/2020	Buy	124	802.10
Horizon Kinetics Asset Management LLC	2/7/2020	Sale	650	799.81
Horizon Kinetics Asset Management LLC	2/10/2020	Buy	161	777.46
Horizon Kinetics Asset Management LLC	2/10/2020	Sale	283	785.79
Horizon Kinetics Asset Management LLC	2/11/2020	Buy	127	782.32
Horizon Kinetics Asset Management LLC	2/11/2020	Sale	182	784.49
Horizon Kinetics Asset Management LLC	2/12/2020	Buy	123	787.75

Horizon Kinetics Asset Management LLC	2/12/2020	Sale	790	786.81
Horizon Kinetics Asset Management LLC	2/13/2020	Buy	134	783.50
Horizon Kinetics Asset Management LLC	2/13/2020	Sale	483	781.12
Horizon Kinetics Asset Management LLC	2/14/2020	Buy	137	770.07
Horizon Kinetics Asset Management LLC	2/14/2020	Sale	827	770.58
Horizon Kinetics Asset Management LLC	2/18/2020	Buy	58	767.62
Horizon Kinetics Asset Management LLC	2/18/2020	Sale	221	759.33
Horizon Kinetics Asset Management LLC	2/19/2020	Buy	117	772.70
Horizon Kinetics Asset Management LLC	2/19/2020	Sale	493	770.49
Horizon Kinetics Asset Management LLC	2/20/2020	Buy	52	775.17
Horizon Kinetics Asset Management LLC	2/20/2020	Sale	354	775.16

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
7.	Amendment to Settlement Agreement dated February 20, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020

/s/ Jay Kesslen Jay Kesslen General Counsel Horizon Kinetics LLC Horizon Kinetics Asset Management LLC